SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

Accelerant Holdings

(Name of the Issuer)

Accelerant Holdings

Cherry Tree BidCo
Cherry Tree Merger Sub

Thoma Bravo Discover Fund V, L.P.

Altamont Capital Partners

Jeffrey Radke

Christopher Lee-Smith

Francis James O’Neill
(Names of Persons Filing Statement)
Class A common shares, $0.0000011951862 par value per share
(Title of Class of Securities)
G00894108
(CUSIP Number of Class of Securities)

Accelerant Holdings c/o Accelerant Re (Cayman) Ltd Unit 106, Windward Regatta Office Park West Bay Road, Grand Cayman (345) 743-4611 Attn: Clifford R. Jenks, General Counsel and Assistant Secretary	Thoma Bravo Discover Fund V, L.P. Cherry Tree BidCo Cherry Tree Merger Sub c/o Thoma Bravo, L.P. 830 Brickell Plaza, Suite 5100 Miami, FL 33131 (415) 263-3660 Attn: A.J. Rohde	Altamont Capital Partners 400 Hamilton Avenue, Suite 230, Palo Alto, CA 94301 (650) 264-7750 Attn: Jennifer Mello, General Counsel and Chief Compliance Officer

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Eric Schiele Colin J. Diamond Dmitriy Molchanov Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6000	With copies to Joshua Zachariah David Johanson Matthew Cognetti James Ding Goodwin Procter LLP 620 Eighth Avenue New York, NY 10018 (212) 813-8800	Jason S. Freedman Ropes & Gray LLP One Maritime Plaza, Suite 1800 300 Clay Street San Francisco, CA 94111 (415) 315-6300

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (l) Accelerant Holdings, a Cayman Islands exempted company (the “Company”) and the issuer of the Class A common shares, $0.0000011951862 par value per share (the “Class A Common Shares”), and the Class B common shares, $0.0000011951862 par value per share (the “Class B Common Shares,” and together with Class A Common Shares, “Shares” and each a “Share”) that are the subject of the Rule 13e-3 transaction; (2) Cherry Tree BidCo, a Cayman Islands exempted company (“Parent”); (3) Cherry Tree Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of Parent (“Merger Sub”); (4) Thoma Bravo Discover Fund V, L.P. (“Sponsor”); (5) ACP ARX Investment Fund, L.P. (the “ACP Rollover Holder”), an affiliate of Altamont Capital Partners (“ACP”); (6) Jeffrey Radke (“Mr. Radke”); (7) Christopher Lee-Smith (“Mr. Lee-Smith”); and (8) Francis James O’Neill (“Mr. O’Neill”). Mr. Radke, Mr. Lee-Smith and Mr. O’Neill are collectively referred to as the “Management Rollover Holders.” The Management Rollover Holders and the ACP Rollover Holder are collectively referred to as the “Rollover Shareholders.” Parent, Merger Sub and the Sponsor are collectively referred to as the “Parent Group.” The Parent Group and the ACP Rollover Holder are collectively referred to as the “Bidder Group.” The Bidder Group and the Management Rollover Shareholders are collectively referred to as the “Participants.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated August 13, 2026 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), the separate existence of Merger Sub will thereupon cease and the Company will continue as the surviving company (the “Surviving Company”) and become a wholly owned subsidiary of Parent (the transactions contemplated by the Merger Agreement, including the Merger, collectively, the “Transactions”).

The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement and the Plan of Merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”), at the time the Merger becomes effective (the “Effective Time”), (a) each Share issued and outstanding as of immediately prior to the Effective Time (other than the Excluded Shares and any Dissenting Shares (each as defined below)) will be converted automatically into the right to receive (A) $20.25 per Share in cash without interest (the “Merger Consideration”), plus (B) if applicable, the Ticking Amount (as defined below) in cash without interest (together with the Merger Consideration, the “Per Share Closing Amount”); (b) each Share held by the Company or owned, directly or indirectly, by Parent, Merger Sub, or any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company (including those held in the Company’s treasury) will be canceled for no consideration (such excluded Shares, the “Excluded Shares”); and (c) each ordinary share of Merger Sub issued and outstanding as of immediately prior to the Effective Time will be converted into one ordinary share, par value $1.00 per share, of the Surviving Company. Each Share (the “Dissenting Shares”) owned by holders who have validly exercised, perfected and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act (as revised) of the Cayman Islands (the “Cayman Companies Act”) will be canceled and cease to exist and will thereafter represent only the right to receive the fair value of such Dissenting Shares, as agreed with the Surviving Company or, failing agreement, as determined by the Grand Court of the Cayman Islands, in each case in accordance with Section 238 of the Cayman Companies Act.

Under the terms of the Merger Agreement, if the closing of the Merger (the “Closing”) occurs on or after the Ticking Amount Start Date (as defined below), each holder of Shares will be entitled to receive an additional cash amount equal to $0.00333 per share for each calendar day elapsed after the Ticking Amount Start Date through and including the Ticking Amount End Date (such amount, the “Ticking Amount”). The “Ticking Amount Start Date” is the first date on which all conditions to Closing have been satisfied or waived (other than (i) conditions that by their nature are to be satisfied at Closing, (ii) conditions whose failure to be satisfied is primarily caused by a breach by Parent, Merger Sub or their affiliates, and (iii) conditions relating to the receipt of specified insurance regulatory approvals of Parent); provided that such Ticking Amount Start Date will be tolled by a number of days equal to the number of days from the date of the Merger Agreement to the date of the Change of Control Filing Deadline (as defined below) (if such period of time exceeds 15 business days). The “Ticking Amount End Date” is the date on which such specified insurance regulatory approvals contemplated by clause (iii) in the preceding sentence have been obtained. The Ticking Amount, if any, will be paid to holders of the Shares (other than Excluded Shares and Dissenting Shares) in addition to the Merger Consideration payable at the Effective Time. The “Change of Control Filing Deadline” is the later of (i) 15 business days from the date of the Merger Agreement and (ii), to the extent a governmental entity will not accept a change of control filing without the inclusion of information to be reflected in a filing by a person who is or will become a controlling person of a regulated insurance entity as a result of the Merger (other than Parent and its affiliates), or otherwise required by Parent and the Company to make a mutual good faith determination that such a filing is not required, five business days following, as applicable, the date of the filing of the applicable controlling person filing or the date on which Parent and the Company reasonably determine that such remaining filings are not required. As described in the Proxy Statement, the Company did not elect prior to October 12, 2026 not to effect the distribution of Accelerant Insurance Company of Canada, and therefore remains obligated to use commercially reasonable efforts to effect that distribution.

Concurrently with the execution of the Merger Agreement, certain shareholders of the Company entered into a voting and support agreement, dated as of August 13, 2026 (the “Voting and Support Agreement”), by and among ACP Insurance Management, LLC and ACP Accelerant Holdings, L.P. (together, the “ACP Shareholders”) (each an affiliate of ACP), Parent and Merger Sub. Pursuant to the Voting and Support Agreement, the ACP Shareholders have agreed to, among other things, vote or execute consents with respect to all of the Shares held by the ACP Shareholders as of the date of the execution of the Merger Agreement, and any additional Shares acquired thereafter, in favor of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and have agreed to certain transfer restrictions with respect to such Shares. The Voting and Support Agreement will terminate upon, among other circumstances, the valid termination of the Merger Agreement in accordance with its terms. As of , 2026, the ACP Shareholders beneficially own in the aggregate Class A Common Shares and Class B Common Shares, which represent approximately % of the total issued and outstanding Shares and approximately % of the total voting power of the outstanding Shares.

Concurrently with the execution of the Merger Agreement, on August 13, 2026, the ACP Shareholders, the Sponsor and Cherry Tree HoldCo, a Cayman Islands exempted company and the then ultimate parent entity of Parent (Cherry Tree HoldCo, or, if different, the ultimate parent entity of Parent as of the Closing, the “Top Parent”), entered into a letter agreement and term sheet (the “Reinvestment Letter Agreement”), pursuant to which the ACP Shareholders have until December 11, 2026, the right, but not the obligation, to elect to purchase equity securities of Top Parent at or immediately prior to the Closing, which shall be the same class of equity securities with the same economic rights as to be issued to the Sponsor, excluding the redeemable preferred equity to be issued to the Sponsor. In addition, following the execution of the Merger Agreement, the Sponsor and the Management Rollover Holders have engaged in discussions and negotiations regarding the terms of an equity rollover by the Management Rollover Holders, whereby the Management Rollover Holders will contribute all or a portion of the Class A Common Shares held by the Management Rollover Holders to Top Parent in exchange for the same class of equity securities with the same economic rights as to be issued to the Sponsor.

On August 13, 2026, the special committee (the “Special Committee”) of the board of directors of the Company (the “Board”) unanimously (a) determined that the Merger Agreement, the Plan of Merger, the Equity Commitment Letter (as defined in the Proxy Statement), the Limited Guaranty (as defined in the Proxy Statement), and the Voting and Support Agreement (collectively, the “Transaction Documents”), and the Transactions are advisable, fair to and in the best interests of the Company and its shareholders, and (b) recommended that the Board approve and declare advisable the Merger Agreement, the Transaction Documents and the Transactions.

On August 13, 2026, the Board, after due consideration and discussion, and acting upon the recommendation of the Special Committee, (a) determined that the Merger Agreement, the Transaction Documents and the Transactions are advisable, fair to and in the best interests of the Company and its shareholders; (b) approved and declared advisable the Merger Agreement, the Transaction Documents and the Transactions; (c) authorized and approved the execution and delivery by the Company of the Merger Agreement and the Transaction Documents, the performance by the Company of the covenants and agreements contained therein and the consummation of the Transactions, upon the terms and subject to the conditions contained therein; (d) directed that the Merger Agreement and the Plan of Merger, as executed and delivered on behalf of the Company, and such other matters that are required to be approved or adopted by the shareholders of the Company in accordance with the Merger Agreement, be submitted to the shareholders of the Company for their consideration and approval at the extraordinary general meeting of the shareholders of the Company (the “Special Meeting”); (e) recommended that, at the Special Meeting, the shareholders of the Company adopt the Merger Agreement, approve the Merger, adopt the Plan of Merger and any Adjournment Proposal and, if applicable, the Compensation Proposal; and (f) approved the Merger and the Merger Agreement with the intended effect of rendering any ‘moratorium’, ‘control share acquisition’, ‘business combination’, ‘fair price’ or other form of anti-takeover or similar laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement or the Merger inapplicable to the Merger Agreement, the Company's performance of its covenants and obligations thereunder and the consummation of the Merger.

At the Special Meeting, shareholders will also be asked to consider and vote on (i) a proposal by ordinary resolution to approve, on an advisory and non-binding basis, specified compensation that may become payable to the named executive officers of the Company in connection with the Merger (the “Compensation Proposal”), and (ii) a proposal to adjourn the Special Meeting to a later date or time, if necessary or appropriate, including to ensure that any necessary supplement or amendment to the Proxy Statement accompanying this notice is provided to Company shareholders a reasonable amount of time in advance of the Special Meeting, or to solicit additional proxies in favor of the proposal to authorize the Merger Agreement and the Plan of Merger if there are insufficient votes at the time of the Special Meeting to approve such proposal (the “Adjournment Proposal”).

The Merger cannot be completed unless shareholders holding Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, affirmatively vote in person or by proxy at the Special Meeting, in favor of the proposal by special resolution (as defined in the Cayman Companies Act) to authorize the Merger Agreement, the Plan of Merger and the Transactions. The approval of the advisory and non-binding Compensation Proposal requires the affirmative vote of at least a simple majority of the votes cast by the holders of Shares present and voting in person or by proxy and entitled to vote at the Special Meeting. The approval of the Compensation Proposal is not a condition to completion of the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from the Company’s shareholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(i). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A-1. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a)     Name and address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet — The Parties Involved in the Merger”

(b)    Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting — Record Date; Quorum”

“Transactions in the Shares”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)     Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of the Company’s Shares, Dividends and Other Matters”

(d)    Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of the Company’s Shares, Dividends and Other Matters — Dividend Policy”

(e)     Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in the Shares — Prior Public Offerings”

(f)      Prior share purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Transactions in the Shares”

Item 3.	Identity and Background of Filing Person

(a) –– (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — The Parties Involved in the Merger”

“Important Information Regarding the Company”

“Important Information Regarding the Participants”

Item 4.	Terms of the Transaction

(a) –– (1) Material terms. Tender offers. Not applicable

(a) –– (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Effects of Merger on the Company”

“Special Factors –– Effects on the Company if the Merger Is Not Completed”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors –– U.S. Federal Income Tax Consequences”

“The Special Meeting –– Vote Required”

“Proposal 1: The Merger Proposal — Treatment of Company RSUs, Company PSUs and Company Options”

“Proposal 1: The Merger Proposal — Procedures for Receiving Merger Consideration”

“Proposal 1: The Merger Proposal — Conditions to the Consummation of the Merger”

Annex A-1 –– Agreement and Plan of Merger

Annex A-2 ––Plan of Merger

(c)     Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Effects of Merger on the Company”

“Special Factors –– Financing of the Merger”

“Special Factors –– Voting and Support Agreement”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Proposals Submitted to Company Shareholders — Proposal 2. The Compensation Proposal”

“Proposal 1: The Merger Proposal — Consideration to be Received in the Merger”

“Proposal 1: The Merger Proposal –– Treatment of Company RSUs, Company PSUs and Company Options”

“Proposal 1: The Merger Proposal —Procedures for Receiving Merger Consideration”

“Proposal 1: The Merger Proposal — Employee Matters”

“Proposal 1: The Merger Proposal — Indemnification, Exculpation and Insurance”

Annex A-1 –– Agreement and Plan of Merger

Annex A-2 –– Plan of Merger

Annex C –– Voting and Support Agreement

Annex D –– Reinvestment Letter Agreement

(d)    Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet — Dissenters’ Rights”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Effects of Merger on the Company”

“Special Factors — Dissenters’ Rights”

“The Special Meeting — Rights of Shareholders Who Object to the Merger”

“Dissenters’ Rights”

Annex E — Cayman Islands Companies Act (As Revised) – Section 238

(e)     Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors — Purposes and Reasons for the Merger”

“Provisions for Unaffiliated Security Holders”

(f)      Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)(1) –– (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors –– Background of the Merger”

“Special Factors –– Effects of Merger on the Company”

“Special Factors –– Financing of the Merger”

“Special Factors –– Voting and Support Agreement”

“Special Factors –– Related Person Transactions”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Proposals Submitted to Company Shareholders — Proposal 2. The Compensation Proposal”

“Proposal 1: The Merger Proposal”

“Transactions in the Shares”

Annex A-1 –– Agreement and Plan of Merger

Annex A-2 ––Plan of Merger

Annex C –– Voting and Support Agreement

Annex D –– Reinvestment Letter Agreement

(b) –– (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Financing of the Merger”

“Special Factors –– Voting and Support Agreement”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Proposals Submitted to Company Shareholders — Proposal 2. The Compensation Proposal”

“Proposal 1: The Merger Proposal”

Annex A-1 –– Agreement and Plan of Merger

Annex A-2 –– Plan of Merger

Annex C –– Voting and Support Agreement

Annex D –– Reinvestment Letter Agreement

(e)     Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Effects of Merger on the Company”

“Special Factors –– Financing of the Merger”

“Special Factors –– Voting and Support Agreement”

“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”

“The Special Meeting –– Vote Required”

“Proposals Submitted to Company Shareholders — Proposal 2. The Compensation Proposal”

“Proposal 1: The Merger Proposal”

“Transactions in the Shares”

Annex A-1 –– Agreement and Plan of Merger

Annex A-2 ––Plan of Merger

Annex C –– Voting and Support Agreement

Annex D –– Reinvestment Letter Agreement

Item 6.	Purposes of the Transaction, and Plans or Proposals

(b)    Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors –– Effects of Merger on the Company”

“Special Factors –– Plans for the Company after the Merger”

“Special Factors –– Effects on the Company if the Merger Is Not Completed”

“Special Factors –– Financing of the Merger”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Proposal 1: The Merger Proposal –– Treatment of Company RSUs, Company PSUs and Company Options”

“Proposal 1: The Merger Proposal — Procedures for Receiving Merger Consideration”

“Proposal 1: The Merger Proposal — Other Covenants and Agreements”

Annex A-1 –– Agreement and Plan of Merger

Annex A-2 –– Plan of Merger

(c)(1) –– (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Effects of Merger on the Company”

“Special Factors –– Plans for the Company After the Merger”

“Special Factors –– Effects on the Company if the Merger Is Not Completed”

“Special Factors –– Financing of the Merger”

“Special Factors –– Voting and Support Agreement”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Proposal 1: The Merger Proposal –– Treatment of Company RSUs, Company PSUs and Company Options”

“Proposal 1: The Merger Proposal — Other Covenants and Agreements”

Annex A-1 –– Agreement and Plan of Merger

Annex A-2 –– Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)     Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Effects of Merger on the Company”

“Special Factors –– Plans for the Company After the Merger”

(b)    Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Effects on the Company if the Merger is Not Completed”

“Special Factors –– Purposes and Reasons for the Merger”

(c)     Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Certain Financial Projections”

“Special Factors –– Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Opinion of the Company’s Financial Advisor”

“Special Factors –– Effects of Merger on the Company”

“Special Factors ––Effects on the Company if the Merger Is Not Completed”

“Special Factors –– Purposes and Reasons for the Merger”

Annex B-1 –– Opinion of Houlihan Lokey as Financial Advisor to the Special Committee

Annex B-2 –– Opinion of Morgan Stanley & Co. LLC as Financial Advisor to the Company

(d)    Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Opinion of the Special Committee’s Financial Advisor”

“Special Factors — Opinion of the Company’s Financial Advisor”

“Special Factors –– Plans for the Company After the Merger”

“Special Factors –– Effects of Merger on the Company”

“Special Factors –– U.S. Federal Income Tax Consequences”

“Special Factors –– Cayman Islands Tax Consequences”

“Special Factors –– United Kingdom Tax Consequences”

“Special Factors –– Effects on the Company if the Merger is Not Completed”

“Special Factors –– Financing of the Merger”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors –– Fees and Expenses”

“Proposals Submitted to Company Shareholders—Proposal 2. The Compensation Proposal”

“Proposal 1: The Merger Proposal –– Treatment of Company RSUs, Company PSUs and Company Options”

“Proposal 1: The Merger Proposal –– Employee Matters”

“Proposal 1: The Merger Proposal –– Indemnification, Exculpation and Insurance”

“Proposal 1: The Merger Proposal — Other Covenants and Agreements”

“Dissenters’ Rights”

Annex A-1 –– Agreement and Plan of Merger

Annex A-2 –– Plan of Merger

Annex B-1 –– Opinion of Houlihan Lokey as Financial Advisor to the Special Committee

Annex B-2 – Opinion of Morgan Stanley & Co. LLC as Financial Advisor to the Company

Item 8.	Fairness of the Transaction

(a) –– (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors—Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Opinion of the Special Committee’s Financial Advisor”

“Special Factors –– Opinion of the Company’s Financial Advisor”

“Special Factors –– Effects of Merger on the Company”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

Annex B-1 –– Opinion of Houlihan Lokey as Financial Advisor to the Special Committee

Annex B-2 – Opinion of Morgan Stanley & Co. LLC as Financial Advisor to the Company

The preliminary discussion materials dated August 11, 2026 and the discussion materials dated August 13, 2026 each prepared by Houlihan Lokey Capital, Inc. and reviewed by the Special Committee, are filed as Exhibits (c)(ii)–(iii) and incorporated herein by reference.

The preliminary discussion materials dated July 27, 2026 and the discussion materials dated August 5, 2026, August 11, 2026, August 12, 2026 and August 13, 2026, each prepared by Morgan Stanley & Co. LLC and reviewed by the Board, are filed as Exhibits (c)(v)–(ix) and incorporated herein by reference.

(c)     Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board ”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“The Special Meeting –– Record Date; Quorum”

“The Special Meeting –– Vote Required”

“The Special Meeting –– Voting of Proxies and Failure to Vote”

“The Special Meeting –– Revocability of Proxies”

“Proposal 1: The Merger Proposal”

Annex A-1 –– Agreement and Plan of Merger

(d)     Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Provisions for Unaffiliated Security Holders”

(e)     Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

(f)      Other offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a) –– (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Opinion of the Special Committee’s Financial Advisor”

“Special Factors –– Opinion of the Company’s Financial Advisor”

“Where You Can Find More Information”

Annex B-1 — Opinion of Houlihan Lokey as Financial Advisor to the Special Committee

Annex B-2 — Opinion of Morgan Stanley & Co. LLC as Financial Advisor to the Company

The preliminary discussion materials dated August 11, 2026 and the discussion materials dated August 13, 2026 each prepared by Houlihan Lokey Capital, Inc. and reviewed by the Special Committee, are filed as Exhibits (c)(ii)–(iii) and incorporated herein by reference

The preliminary discussion materials dated July 27, 2026 and the discussion materials dated August 5, 2026, August 11, 2026, August 12, 2026 and August 13, 2026, each prepared by Morgan Stanley & Co. LLC and reviewed by the Board, are filed as Exhibits (c)(v)-(ix) and are incorporated herein by reference.

(c)     Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company or by a representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a) –– (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors –– Financing of the Merger”

“Proposal 1: The Merger Proposal — Conduct of Business by the Company Prior to Consummation of the Merger”

“Proposal 1: The Merger Proposal — Financing; Cooperation with Debt Financing”

“Proposal 1: The Merger Proposal –– Conditions to the Consummation of the Merger”

Annex A-1 –– Agreement and Plan of Merger

Annex A-2 –– Plan of Merger

(c)     Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Effects on the Company if the Merger is Not Completed”

“Special Factors –– Fees and Expenses”

“The Special Meeting –– Solicitation of Proxies”

“Proposal 1: The Merger Proposal –– Termination of the Merger Agreement”

Annex A-1 –– Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company

(a)     Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors –– Financing of the Merger

“Special Factors –– Voting and Support Agreement”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Security Ownership of Certain Beneficial Owners and Management of the Company”

Annex C –– Voting and Support Agreement

Annex D –– Reinvestment Letter Agreement

(b)    Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors –– Background of the Merger”

“Special Factors –– Financing of the Merger”

“Special Factors –– Voting and Support Agreement”

“Proposal 1: The Merger Proposal”

“Transactions in the Shares”

Annex A-1 –– Agreement and Plan of Merger

Annex C –– Voting and Support Agreement

Annex D –– Reinvestment Letter Agreement

Item 12.	The Solicitation or Recommendation

(d)    Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Voting and Support Agreement”

“Special Factors –– Voting by the Participants at the Special Meeting”

“The Special Meeting –– Vote Required”

Annex A-1 –– Agreement and Plan of Merger

Annex C –– Voting and Support Agreement

(e)     Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Purposes and Reasons for the Merger”

“Proposal 1: The Merger Proposal”

Item 13.	Financial Information

(a)     Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors –– Certain Financial Projections”

“Special Factors –– Effects of Merger on the Company”

“Financial Information –– Net Book Value per Share of the Company’s Common Shares”

“Where You Can Find More Information”

(b)    Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) –– (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors –– Background of the Merger”

“Special Factors –– Reasons for the Merger and Recommendation of the Special Committee and the Board”

“Special Factors –– Position of the Participants as to the Fairness of the Merger”

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors –– Fees and Expenses”

“The Special Meeting –– Solicitation of Proxies”

“Important Information Regarding the Company”

Item 15.	Additional Information

(a)     Agreements, regulatory requirements and legal proceedings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors –– Regulatory Matters”

“Proposal 1: The Merger Proposal –– Regulatory Approvals; Antitrust and Insurance Matters”

(c)     Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors –– Interests of the Company’s Executive Officers and Directors in the Merger”

“Special Factors –– Treatment of Company Equity Awards”

“Proposals Submitted to Company Shareholders –– Proposal 2. The Compensation Proposal”

“Proposal 1: The Merger Proposal –– Treatment of Company RSUs, Company PSUs and Company Options”

Annex A-1 –– Agreement and Plan of Merger

(d)    Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

(a)(i)	Preliminary Proxy Statement of Accelerant Holdings (included in the Schedule 14A filed on October 29, 2026 and incorporated herein by reference).
(a)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(iii)	Letter to Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(iv)	Notice of Special Meeting of Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(v)	Current Report on Form 8-K, dated August 13, 2026 (included in Schedule 14A filed on August 13, 2026 and incorporated herein by reference).
(a)(vi)	Current Report on Form 8-K, dated August 14, 2026 (included in Schedule 14A filed on August 14, 2026 and incorporated herein by reference).
(a)(vii)	LinkedIn Post posted by the Company on August 13, 2026 (included in Schedule 14A filed on August 14, 2026).
(a)(viii)	Press Release issued by the Company and Thoma Bravo on August 13, 2026 (included in Schedule 14A filed on August 13, 2026.
(a)(ix)	Email Communications to Company Employees and Members on August 13, 2026 (included in Schedule 14A filed on August 13, 2026).
(c)(i)	Opinion of Houlihan Lokey Capital, Inc. dated August 13, 2026 (included as Annex B-1 to the Proxy Statement and incorporated herein by reference).
(c)(ii)	Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. for the Special Committee, dated August 11, 2026.
(c)(iii)	Discussion Materials of Houlihan Lokey Capital, Inc. for the Special Committee, dated August 13, 2026.
(c)(iv)	Opinion of Morgan Stanley & Co. LLC for the Board, dated August 13, 2026 (included as Annex B-2 to the Proxy Statement and incorporated herein by reference).
(c)(v)	Preliminary Discussion Materials of Morgan Stanley & Co. LLC for the Board, dated July 27, 2026.
(c)(vi)	Discussion Materials of Morgan Stanley & Co. LLC for the Board, dated August 5, 2026.
(c)(vii)	Discussion Materials of Morgan Stanley & Co. LLC for the Board, dated August 11, 2026.
(c)(viii)	Discussion Materials of Morgan Stanley & Co. LLC for the Board, dated August 12, 2026.
(c)(ix)	Discussion Materials of Morgan Stanley & Co. LLC for the Board, dated August 13, 2026.
(d)(i)	Agreement and Plan of Merger, dated as of August 13, 2026, by and among Accelerant Holdings, Cherry Tree BidCo and Cherry Tree Merger Sub (included as Annex A-1 to the Proxy Statement and incorporated herein by reference).
(d)(ii)	Voting and Support Agreement, dated as of August 13, 2026, by and among Accelerant Holdings, Cherry Tree Bidco, Cherry Tree Merger Sub, ACP Insurance Management, LLC and ACP Accelerant Holdings, L.P. (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(iii)*	Reinvestment Letter Agreement, dated as of August 13, 2026, by and among ACP Insurance Management, LLC, ACP Accelerant Holdings, L.P., Thoma Bravo Discover Fund V, L.P. and Cherry Tree HoldCo (included as Annex D to the Proxy Statement and incorporated herein by reference).
(d)(iv)	Equity Commitment Letter, dated as of August 13, 2026 (as amended modified or supplemented (including by waiver or consent) from time to time), by and among Cherry Tree BidCo and Thoma Bravo Discover Fund V, L.P.
(d)(v)	Limited Guaranty, dated August 13, 2026 by Thoma Bravo Discover Fund V, L.P. in favor of Accelerant Holdings.
(d)(vi)	Regulatory Side Letter, dated August 13, 2026, by and among Thoma Bravo Discover Fund V, L.P., ACP Insurance Management, LLC, ACP Accelerant Holdings, L.P. and Cherry Tree BidCo.
(f)	Cayman Islands Companies Act (As Revised) – Section 238 (included as Annex E to the Proxy Statement and incorporated herein by reference).
(g)	None.
(h)	None.
107	Filing Fee Table.

* Schedules and exhibits to the Reinvestment Letter Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant will furnish copies of any such schedules or exhibits to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ACCELERANT HOLDINGS

By:	/s/ Clifford R. Jenks
Name: Clifford R. Jenks
Title: General Counsel and Assistant Secretary

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHERRY TREE BIDCO

By:	/s/ Matt Losardo
Name: Matt Losardo
Title: Director

CHERRY TREE MERGER SUB

By: /s/ Matt Losardo
Name: Matt Losardo
Title: Director

THOMA BRAVO DISCOVER FUND V, L.P.

By: Thoma Bravo Discover Partners V, L.P.
Its: General Partner
By: Thoma Bravo Discover UGP V, LLC
Its: General Partner
By: Thoma Bravo UGP, LLC
Its: Managing Member

By:	/s/ A.J. Rohde
Name: A.J. Rohde
Title: Senior Partner

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ALTAMONT CAPITAL PARTNERS

By:	/s/ Keoni Schwartz
Name: Keoni Schwartz
Title: Managing Partner

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

By:	/s/ Jeff Radke
Name:Jeff Radke

By:	/s/ Christopher Lee-Smith
Name:Christopher Lee-Smith

By:	/s/ Francis James O’Neill
Name: Francis James O’Neill

[Signature Page to SC 13E-3]